                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Atrix International, Inc.
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, $.04 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    04962P102
                             ----------------------
                                 (CUSIP Number)

                                Steven D. Riedel
                            Atrix International, Inc.
                            14301 Ewing Avenue South
                              Burnsville, MN 55306
                                 (612) 894-6154
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                November 24, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box [ ].

--------------------
CUSIP NO.  04962P102
--------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Steven D. Riedel
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                        7.       SOLE VOTING POWER

                                 27,125
         NUMBER OF               -----------------------------------------------
          SHARES        8.       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                372,625*
           EACH                  -----------------------------------------------
         REPORTING      9.       SOLE DISPOSITIVE POWER
          PERSON
           WITH                  27,125
                                 -----------------------------------------------
                        10.      SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         424,500*
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.0%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

* STEVEN D. RIEDEL IS FILING THIS STATEMENT ON SCHEDULE 13D BECAUSE HE IS A PARTY TO A CERTAIN SHAREHOLDER AGREEMENT DESCRIBED HEREIN IN
         ITEMS 4 AND 6 AND ATTACHED HERETO AS EXHIBIT 99.1 PURSUANT TO WHICH HE MAY BE DEEMED TO BE A MEMBER OF A "GROUP" FOR PURPOSES OF SECTION 13(d)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AND PURSUANT TO WHICH HE HAS SHARED VOTING POWER WITH RESPECT TO VOTING ON A PROPOSED
         MERGER AND CERTAIN OTHER MATTERS DESCRIBED MORE FULLY HEREIN IN
         ITEMS 4 AND 6. STEVEN D. RIEDEL EXPRESSLY DISCLAIMS THE EXISTENCE OF A "GROUP" AND BENEFICIAL OWNERSHIP OF ANY SHARES OF ATRIX COMMON
         STOCK EXCEPT THOSE WITH RESPECT TO WHICH HE POSSESSES SOLE VOTING
         AND DISPOSITIVE POWER. IN ADDITION, ITEM 11 ABOVE INCLUDES AN AGGREGATE OF 51,875 SHARES WHICH MR. RIEDEL HAS THE RIGHT TO ACQUIRE WITHIN THE NEXT 60 DAYS PURSUANT TO CURRENTLY OUTSTANDING OPTIONS
         AND WARRANTS

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, $.04 par value (the "Common Stock"), of Atrix International, Inc. ("Atrix" or the "Issuer"), a Minnesota corporation, with its principal executive offices located at 14301 Ewing Avenue South, Burnsville, Minnesota 55306.

ITEM 2.  IDENTITY AND BACKGROUND.

         The name of the person filing this statement is Steven D. Riedel (the "Reporting Person" or "Mr. Riedel"). The Reporting Person is a citizen of the United States of America.

         The business address of the Reporting Person is c/o Atrix International, Inc., 14301 Ewing Avenue South, Burnsville, Minnesota 55306. The present principal occupation of the Reporting Person is President and Chief Executive Officer of Atrix. Atrix develops, markets and services the R3 copy control system and software, the A-Trax production monitoring system, vacuum cleaners, cleaning equipment and supplies, hand tools and custom tool kits, static protection products, instrumentation, and specialty tools.

         During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best of Mr. Riedel's knowledge, without independent verification, the information with respect to Mr. Mathwig required pursuant to this Item is as follows: Jerry E. Mathwig is the President of Metro Sales, Inc. and his business address is Metro Sales, Inc., 1640 East 78th Street, Richfield, MN 55423. Metro Sales, Inc. is engaged in the sales and service of photocopiers and facsimile machines. Mr. Mathwig is a citizen of the United States of America. During the last five years, Mr. Mathwig has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Steven D. Riedel entered into a Shareholder Agreement, dated November 24, 1998, with Jerry Mathwig (the "Shareholder Agreement"). Under the Shareholder Agreement, Mr. Riedel is entitled to vote the shares of Common Stock of Atrix owned by Mr. Mathwig in accordance with the terms of the Shareholder Agreement. Other than with respect to the voting rights granted under the Shareholder Agreement, Mr. Riedel did not acquire any additional shares of Common Stock of Atrix. Legal fees and costs in connection with the execution of the Shareholder Agreement were paid from the personal funds of Mr. Riedel. The Shareholder Agreement is described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

         On November 24, 1998, Steven D. Riedel entered into the Shareholder Agreement with Jerry Mathwig. Mr. Riedel is the President and Chief Executive Officer and a director of Atrix. Jerry Mathwig owns approximately 24.4% of the outstanding common stock of Atrix.

         Pursuant to the Shareholder Agreement, Mr. Mathwig agreed to vote (or cause to be voted) the shares held of record or beneficially owned by him, subject to applicable limitations under the Minnesota Control Share Acquisition Act,(a) in favor of a proposed merger (the "Merger") between Atrix and a newly formed entity to be founded by Mr. Riedel (the "Newco"), the execution and delivery by Atrix of a Merger Agreement (the "Merger Agreement") with respect to the Merger and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Shareholder Agreement and any actions required in furtherance thereof, but only if the Merger consideration to be paid to the Atrix shareholders is not less than $2.00 per Share; and (b) except as otherwise agreed to in writing in advance by Riedel, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Atrix; (ii) a sale, lease or transfer of a material amount of assets of Atrix or a reorganization, recapitalization, dissolution or liquidation of Atrix; or (iii) a change in the majority of the Board of Directors of Atrix, any material change in the present capitalization of Atrix, any amendment to the Articles of Incorporation of Atrix, any other material change in the corporate structure or business of Atrix, or any other action which is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the contemplated economic benefits to Newco or Riedel of the Merger or the transactions contemplated by the Merger Agreement.

         Mr. Mathwig retains full voting authority and discretion as to all other matters which may be presented to the shareholders of Atrix for vote or consent. Mr. Mathwig also agreed that he will not, directly or indirectly, solicit or respond to any inquiries or the making of any proposal by any person or entity (other than Riedel or Newco) with respect to Atrix that constitutes or could reasonably be expected to lead to a merger or sale of all or substantially all of the assets of capital stock of Atrix (other than the Merger), and he will immediately cease any existing activities, discussions or negotiations with any parties with respect to any of the foregoing.

         The covenants and agreements contained in the Shareholder Agreement with respect to the shares of Common Stock of Atrix owned by Mr. Mathwig terminate on the first to occur of (a) the effective time of the Merger; (b) the date upon which the Merger Agreement is terminated in accordance with its terms;
(c) a failure to enter into a definitive Merger Agreement by December 18, 1998;
(d) a failure of Riedel to use best efforts to consummate the Merger as soon as practicable following the date on which a definitive Merger Agreement is signed, including the filing by Atrix of preliminary proxy materials and the filing by Riedel of Schedule 13E-3 no later than December 24, 1998, the mailing by Atrix of proxy materials to Atrix shareholders within five business days after clearance of such materials by the Securities and Exchange Commission ("SEC") and holding the meeting of Atrix shareholders to approve the Merger Agreement no later than 45 days after SEC clearance of the proxy materials; (e) upon written release from Riedel and (f) at any time when the current bid price for Atrix Common Stock, as reported by Nasdaq, remains at or above $2.10 per share for a period of three consecutive trading days.

         The Shareholder Agreement is being filed as Exhibit 99.1 to this
Schedule 13D and incorporated by reference herein.

         Mr. Riedel entered into the Shareholder Agreement in contemplation of the proposed Merger between Atrix and Newco, as a result of which the Atrix shareholders would receive cash. The Merger Agreement with respect to the proposed Merger has not been executed and the terms and conditions of the Merger are subject to change. The Merger will be subject to significant conditions, such as approval by the Board of Directors and shareholders of Atrix, receipt of a fairness opinion, receipt of financing by Mr. Riedel on final terms acceptable to Mr. Riedel, and other conditions.

          Mr. Riedel is currently in the process of establishing Newco as the acquisition vehicle for the Merger. In addition, Mr. Riedel has executed a term sheet with Bremer Business Finance Corporation ("BBFC"), St. Paul, Minnesota, for the purpose of obtaining financing for the proposed Merger. The financing from BBFC would consist of a revolving line of credit and a term loan. The term sheet with BBFC also contemplates that BBFC will receive a seat on the Board of Directors of the surviving entity in the Merger. The financing commitment from BBFC is subject to change and to the preparation and execution of final loan documents acceptable to BBFC and other conditions, such as consummation of the proposed Merger and approval of the Board of Directors and shareholders of Atrix.

          IMPORTANT: There can be no assurance that the Merger will be commenced or, if commenced, that it will be consummated. Furthermore, if the Merger is commenced or consummated, there can be no assurance that the Merger terms will be identical to those described in this Schedule 13D.

         If the Merger is consummated, it would also constitute a "going private" transaction whereafter Atrix would be delisted from The Nasdaq Stock Market and terminate its reporting obligations under Section 12(g) of the Securities Exchange Act of 1934.

         Except as set forth above, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Atrix or in the disposition of securities of Atrix, (b) an extraordinary corporate transaction involving Atrix or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of Atrix or any of its subsidiaries, (d) any change in the present Board or management of Atrix, (e) any material change in Atrix's capitalization or dividend policy, (f) any other material change in Atrix's business or corporate structure, (g) any change in Atrix's charter or bylaws, or other instrument corresponding thereto, or other action which may impede the acquisition of control of Atrix by any person, (h) causing a class of Atrix's securities to be deregistered or delisted, (i) a class of equity securities of Atrix becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person may be deemed to be the beneficial owner of 424,500 shares of Atrix common stock, representing approximately 30% of the outstanding common stock of Atrix. Of these 424,500 shares:

                  (1) 27,125 shares are beneficially owned by the Reporting Person;

                  (2) 51,875 shares are subject to outstanding stock options and warrants which the Reporting Person has the right to acquire within the next 60 days; and

                  (3) 345,500 shares are subject to the Shareholder Agreement described in Item 4 above and as to which the Reporting Person disclaims beneficial ownership.

         (b) Of the 424,500 shares subject to this Schedule 13D, the Reporting Person has the sole power to vote 27,125 shares. Of the remaining shares, the Reporting Person has the right to vote 345,500 shares in accordance with the Shareholder Agreement described in Item 4 above. The remainder, 51,875 shares, are subject to outstanding options and warrants and the Reporting Person will not be entitled to vote such shares until and unless he exercises such options and warrants.

         (c) There have been no transactions in the Common Stock of Atrix by the Reporting Person in the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of any of the Common Stock beneficially owned by the Reporting Person.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Shareholder Agreement. The Shareholder Agreement is described in Item 4 above and filed herewith as Exhibit 99.1.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached to this statement and filed with this statement as exhibits are the following documents:

         EXHIBIT 99.1: Shareholder Agreement, dated November 24, 1998 between Steven D. Riedel and Jerry Mathwig.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 4, 1998                              /s/ Steven D. Riedel
                                              ----------------------------
                                              Steven D. Riedel

EXHIBIT 99.1

                              SHAREHOLDER AGREEMENT


         AGREEMENT dated as of November 24, 1998 by and among Steven D. Riedel ("Riedel") and the other parties signatory hereto (each a "Shareholder").

         WHEREAS, Riedel is in the process of forming a new entity ("Newco") which proposes to enter into a merger agreement (the "Merger Agreement") with Atrix International, Inc., a Minnesota corporation ("Atrix"), whereby Atrix would be merged with and into Newco (the "Merger") and the shareholders of Atrix would receive cash payments of at least $2.00 (the "Merger Consideration") in exchange for each share of Atrix common stock, par value $.01 per share ("Atrix Common Stock") held by each shareholder of Atrix immediately prior to the effective time of the Merger.

         WHEREAS, the Merger Consideration constitutes a substantial premium to both the current per share book value and market price of Atrix Common Stock.

         WHEREAS, Riedel has received a financing commitment with respect to the Merger, but desires to obtain the agreement of the Shareholders before expending substantial sums of money in connection with the formation of Newco, documentation with respect to financing, negotiation of a definitive Merger Agreement and the solicitation of proxies from Atrix Shareholders, and the undersigned Shareholders have agreed to enter into this Shareholders Agreement to encourage Riedel to pursue the Merger.

         NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements contained herein, the parties agree as follows:

         1. Representations and Warranties. Each Shareholder hereby severally represents and warrants to Riedel that (a) such Shareholder is the beneficial owner (and, except as indicated on Schedule 1, the record owner) of the number of shares of Atrix Common Stock set forth opposite such Shareholder's name on
Schedule 1 (the "Existing Shares", and together with any shares of Atrix Common Stock acquired by such Shareholder after the date hereof and prior to the termination hereof, whether upon exercise of options, conversion of convertible securities, purchase, exchange or otherwise, the "Shares"); (b) such Shareholder has sole voting and disposition power with respect to the Existing Shares set forth opposite such Shareholder's name on Schedule 1, with no restrictions whatsoever on such rights, subject to applicable limitations under the Minnesota Control Share Acquisition Act; (c) such Shareholder has the legal capacity, power and authority to enter into and perform all of such Shareholder's obligations under this Agreement without the consent or approval of any other person, entity, public body or authority, subject to applicable limitations under the Minnesota Control Share Acquisition Act, and the execution, delivery and performance of this Agreement by such Shareholder will not violate any other agreement to which such Shareholder is a party; (d) this Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to applicable limitations under the Minnesota Control Share Acquisition Act; (e) such Shareholder's Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever except for any such encumbrances or proxies arising hereunder, subject to applicable limitations under the Minnesota Control Share Acquisition Act; and (f) such Shareholder understands and acknowledges that Riedel is relying upon such Shareholder's execution and delivery of this Agreement to pursue the Merger and the negotiation and possible execution of a Merger Agreement.

         2. Agreement to Vote. Each Shareholder hereby severally agrees that, during the time this Agreement is in effect, at any meeting of the Shareholders of Atrix, however called, or in connection with any written consent of the Shareholders of Atrix, such Shareholder shall vote (or cause to be voted) the Shares held of record or beneficially by such Shareholder, subject to applicable limitations under the Minnesota Control Share Acquisition Act, (a) in favor of the Merger, the execution and delivery by Atrix of a Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance hereof and thereof, but only if the Merger Consideration is not less than $2.00 per Share; (b) except as otherwise agreed to in writing in advance by Riedel, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Atrix; (ii) a sale, lease or transfer of a material amount of assets of Atrix or a reorganization, recapitalization, dissolution or liquidation of Atrix; (iii) a change in the majority of the Board of Directors of Atrix, any material change in the present capitalization of Atrix, any amendment to the Articles of Incorporation of Atrix, any other material change in the corporate structure or business of Atrix, or any other action which is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the contemplated economic benefits to Newco or Riedel of the Merger or the transactions contemplated by the Merger Agreement. The Shareholders retain full voting authority and discretion as to all other matters which may be presented to the shareholders of Atrix for vote or consent.

         3. Proxy. Each Shareholder hereby grants to, and appoints Riedel, his successors and assigns, such Shareholder's irrevocable proxy and attorney-in-fact (with full power of substitution) to vote the Shares as indicated in Section 2 above. Each Shareholder intends this proxy to be irrevocable and coupled with an interest and will take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by such Shareholder with respect to such Shareholder's Shares.

         4. Certain Covenants of Shareholders. Except in accordance with the terms of this Agreement, each Shareholder hereby severally covenants and agrees that (a) such Shareholder will not, directly or indirectly, solicit or respond to any inquiries or the making of any proposal by any person or entity (other than Riedel or Newco) with respect to Atrix that constitutes or could reasonably be expected to lead to a merger or sale of all or substantially all of the assets of capital stock of Atrix (other than the Merger), and each Shareholder will immediately cease any existing activities, discussions or negotiations with any parties with respect to any of the foregoing; (b) such Shareholder will not, directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of any or all of such Shareholder's Shares or any interest therein (except pursuant to the Merger); (c) such Shareholder shall not, except as contemplated hereby, grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; (d) such Shareholder will not take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing such Shareholder's obligations under this Agreement; and (e) such Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger that such Shareholder may have and agrees to take no action in furtherance of the perfection of such rights.

         5. Further Assurances. From time to time, at the other parties' request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further actions as may be necessary or desirable to consummate and make effective, in the most expeditious matter practicable, the transactions contemplated by this Agreement.

         6. Certain Events. Each Shareholder agrees that this Agreement and the obligations hereunder shall attach to such Shareholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such Shareholder's heirs, guardians, administrators or successors.

         7. Termination. The covenants and agreements contained herein with respect to each Shareholder's Shares shall terminate on the first to occur of
(a) the effective time of the Merger; (b) the date upon which the Merger Agreement is terminated in accordance with its terms; (c) a failure to enter into a definitive Merger Agreement by December 18, 1998; (d) a failure of Riedel to use best efforts to consummate the Merger as soon as practicable following the date on which a definitive Merger Agreement is signed, including the filing by Atrix of preliminary proxy materials and the filing by Riedel of Schedule 13E-3 no later than December 24, 1998, the mailing by Atrix of proxy materials to Atrix shareholders within five business days after clearance of such materials by the Securities and Exchange Commission ("SEC")and holding the meeting of Atrix shareholders to approve the Merger Agreement no later than 45 days after SEC clearance of the proxy materials; (e) as to any given Shareholder, upon written release from Riedel and (f) at any time when the current bid price for Atrix Common Stock, as reported by Nasdaq, remains at or above $2.10 per share for a period of three consecutive trading days.

         8. Miscellaneous.

                  (a) Entire Agreement; Assignment. This Agreement (i) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral between the parties with respect to the subject matter hereof; and (ii) shall not be assigned by operation of law or otherwise without the prior written consent of the other party, provided that Riedel may assign, in his sole discretion, his rights and obligations hereunder to Newco.

                  (b) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto; provided that
         Schedule 1 hereto may be supplemented by Riedel by adding the name and other relevant information concerning my Shareholder of Atrix who agrees to be bound by the terms of this Agreement without the agreement of any other party hereto, and thereafter such added Shareholder shall be treated as a "Shareholder" for all purposes of this Agreement.

                  (c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the Shareholders at the addresses set forth on Schedule 1 and to Riedel at 14301 Ewing Ave. S., Burnsville, MN 55306 or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

                  (d) Governing Law. This agreement shall be governed by and construed in accordance with the laws of the State of Minnesota, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

                  (e) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

                  (f) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.

                  (g) Confidentiality. Each Shareholder and Riedel agree that they will keep the terms of this Agreement and the proposed Merger confidential until the earlier to occur of (i) a public announcement of the proposed Merger by Atrix or (ii) the filing of a Schedule 13-D by Riedel. The parties agree that this confidentiality clause (a) shall not forbid the release of information by a Shareholder or Riedel to such of their advisors that have a need to know such information or by Riedel to any director, officer or representative of Atrix and (b) shall not prevent or delay the filing of any new or amended reports of beneficial ownership (on Schedule 13-D, Schedule 13-G or other appropriate form) by any Shareholder. The parties also agree that, because of the sensitivity of such information to Atrix, Atrix shall be a third party beneficiary of this confidentiality clause.

                  (h) Informational Copies. Riedel or Newco agree to provide a draft, in substantially final form, and final copies of the Merger Agreement to any Shareholder upon request, for informational purposes only, provided that such Shareholder may not use such Merger Agreement or any information contained therein for any purpose whatsoever or disclose to any person such Merger Agreement or any information contained therein without the prior written consent of Riedel and Atrix.

         IN WITNESS WHEREOF, Riedel and each Shareholder has caused this Agreement to be duly executed as of the day and year first above written.


                                          /s/ Steven D. Riedel
                                          --------------------------------------
                                          Steven D. Riedel

                                          SHAREHOLDERS:

                                          /s/ Jerry E. Mathwig
                                          --------------------------------------
                                          Print Name: Jerry E. Mathwig


                                          --------------------------------------
                                          Print Name:
                                                     ---------------------------

                                   SCHEDULE 1





                                            Number of Shares of Company Common
                                            ----------------------------------
      Name and Address of Shareholder           Stock Owned by Shareholder*
      -------------------------------           ---------------------------


Jerry E. Mathwig
9031 Avila Cove
Eden Prairie, MN 55437                                  345,500 (1)












------------------------------

*Indicates beneficial and, unless otherwise indicated, record ownership. "Beneficial ownership" of such Shares shall be as determined pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same Shares by the same holder, securities beneficially owned by a person shall include securities beneficially owned by all other persons with whom such person would constitute a "group" as described in Section 13-d-3 of the Securities Exchange Act of 1934.

(1) Includes 20,000 shares held of record by spouse.


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